Exhibit 16.1

November 22, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

We are the former principal independent registered public accountants for Geneva Resources, Inc., a Nevada corporation (the "Company"). We have been furnished with a copy of the Company's response to Item 4.01 of Form 8-K disclosing our dismissal as independent public accountants of the Company. We confirm our agreement with the statements made in such disclosure insofar as they relate to our firm. We are not in a position to agree or disagree with the statements in such disclosure regarding the approval of our dismissal by the Board of Directors of the Company or the appointment of or consultations with new independent public accountants by the Company.

Yours truly,

"DMCL"

Dale Matheson Carr-Hilton Labonte LLP
Chartered Accountants